Exhibit 4.88

English Summary

of

Agreement on the Disposal of Equity Interest in E-surfing Pay Co., Ltd

Between

Registrant

and

China Telecommunications Corporation

Dated March 26, 2021

On March 26, 2021, the Registrant and China Telecommunications Corporation entered into an agreement (the “Disposal Agreement”), pursuant to which the Registrant agreed to sell and China Telecommunications Corporation agreed to purchase all the share capital in E-surfing Pay Co., Ltd (“E-surfing Pay”) with an investment amount of RMB500,000,000 held by the Registrant (collectively “E-surfing Pay Shares”).

Consideration and Payment

Pursuant to the Disposal Agreement, the consideration for disposing E-surfing Pay is RMB3,897 million. China Telecommunications Corporation shall pay the consideration in the amount of RMB3,897 million in cash within five business days after the date on which the approval of People’s Bank of China is obtained (the “Effective Date”). In addition, the Disposal Agreement provides that during the period between December 31, 2020 (the “Appraisal Benchmark Date”) and the date of payment of the disposal consideration (the “Completion Date”), the rights and obligations attached to the E-surfing Pay Shares shall be enjoyed and carried out by the Registrant; after the Completion Date, the rights and obligations attached to the E-surfing Pay Shares shall be enjoyed or carried out by China Telecommunications Corporation. The parties have agreed that E-surfing Pay shall not pay dividends to its shareholders between the Appraisal Benchmark Date and the Completion Date.

Conditions Precedent

The transaction contemplated under the Disposal Agreement is conditional upon several conditions, including:

(a)

None of the relevant government authorities have published or promulgated any laws, rules, regulations, or policies that prohibit, materially affect or delay the completion of the disposal; and the relevant government authorities and courts having jurisdiction have not issued any order or injunctions, or initiated any investigations, to restrict, prohibit, or otherwise object to the completion of the disposal; and

(b)

All approvals, consents, filings or certificates from the governments or their agents required for the Disposal Agreement and the disposal (including the approval of the People’s Bank of China) have been obtained, except for legal procedures, as well as relevant documentations, that can only be processed after the completion in accordance with applicable laws and regulations.

Completion

After the Effective Date of the Disposal Agreement and upon the fulfilment or waiver of all the conditions precedent under the Disposal Agreement, unless otherwise agreed, the parties should complete the disposal on the date of the payment of the disposal consideration.